Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Shareholders Urged to Vote "FOR" Zarlink's Slate of Directors

o Zarlink Urges Shareholders to Support Company's Board of Directors and VOTE the YELLOW Proxy Card Today

OTTAWA, CANADA, July 17, 2008 - In an advertisement published today in The Globe and Mail and Ottawa Citizen, Zarlink Semiconductor (NYSE/TSX: ZL) urged shareholders to vote FOR the reelection of Zarlink's slate of nominees for the Board of Directors and reject the five individuals nominated by Scott Leckie, Daniel Owen and David Banks ("the Leckie Group"). All of Zarlink's eight current directors are standing for reelection at the Company's Annual and Special Meeting of Shareholders on July 23, 2008.

The text of the advertisement follows:

Three Leading Proxy Advisory Firms Recommend that Zarlink Shareholders Reject the Dissident Nominees

Scott Leckie and two others holding only 5.9% of Zarlink's shares are aiming to seize control of the company by replacing your CEO, Chairman and the majority of the Board of Directors with their own nominees.

RiskMetrics, Glass, Lewis & Co., and PROXY Governance have all called for Zarlink shareholders to REJECT the dissident slate.

Zarlink's Experienced Board of Directors and Management are:

o Focusing the Business: The Board and management are extremely active in evaluating Zarlink's lines of business, product portfolio and the demands of an ever-changing market to ensure the Company is positioned for success.

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o     Targeting the Right Markets Through Full Solutions: Zarlink delivers higher-value solutions that solve key problems for our customers.

o Establishing Clear Leadership in Target Growth Markets: Zarlink boasts key market-leading customers in each sector.

o Demonstrating Significantly Improved Financial Performance: The Company has demonstrated revenue growth and improved margins while significantly lowering costs over recent quarters.

To ensure your vote counts vote the YELLOW PROXY today or no later than 4PM Toronto time Sunday, July 20, 2008 at www.zarlink.com.

Important shareholder voting instructions

The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective, completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or by 4PM Toronto time Sunday, July 20, 2008. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.

We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).

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About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com